                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                          ELITE INFORMATION GROUP, INC.
                            (Name of Subject Company)

                         GULF ACQUISITION CORP. (OFFEROR)
                        THE THOMSON CORPORATION (PARENT)
                       (Names of Filing Persons (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    28659M106
                      (CUSIP Number of Class of Securities)

                              DEIRDRE STANLEY, ESQ.
                             THE THOMSON CORPORATION
                         METRO CENTER, ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                            TELEPHONE: (203) 969-8700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    Copy to:

                              PETER J. ROONEY, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

             $122,363,052.90                           $9,899.17

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 7,890,600, which is the number of Shares outstanding as of April 4, 2003, and $14.00, which is the per Share tender offer price, and (ii) the product of 1,694,395, which is the number of Shares subject to options outstanding as of April 4, 2003 with an exercise price of less than $14.00, and $7.02, which is the difference between the $14.00 per Share tender offer price and the average weighted exercise price of the options, which is $6.98.

**   Calculated by multiplying the transaction value by 0.00008090.

[X] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,899.17         Filing Party: The Thomson Corporation
                         -------------                   -----------------------
Form or Registration No.: Schedule TO      Date Filed: April 11, 2003
                          ------------                 -------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

               This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 11, 2003 by Gulf Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). On April 17, 2003, Purchaser and Thomson filed Amendment No. 1 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

        Item 2 of the Schedule TO is hereby amended and supplemented to include the following information:

        Section 7.  Certain Information Concerning the Company.

        The last sentence of the first paragraph of Section 7 on page 11 is amended and restated in its entirety to read as follows:

             "Although Thomson and Purchaser have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Thomson and Purchaser cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Thomson or the Purchaser, except to the extent imposed by federal securities laws."

        The fourth sentence of the second to last paragraph of Section 7 on page 13 is amended and restated in its entirety to read as follows:

             "None of Thomson, Purchaser, or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of the foregoing projections, except to the extent imposed by federal securities laws."

        The third sentence of the last paragraph of Section 7 on page 14 is amended and restated in its entirety to read as follows:

             "Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549."

ITEM 4.  TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

        Section 1.  Terms of the Offer; Expiration Date.

        The first sentence of the fourth paragraph of Section 1 on page 4 is amended and restated in its entirety to read as follows:

             "Purchaser will accept for payment and pay for, promptly upon the expiration of the Offer, all Shares validly tendered (and not properly withdrawn in accordance with "Section 4. Withdrawal Rights") pursuant to the Offer following the acceptance of the Shares for payment pursuant to the Offer."

        Section 2.  Acceptance for Payment and Payment for Shares.

        The first sentence of the first paragraph of Section 2 on page 5 is amended and restated in its entirety to read as follows:

             "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment and pay for promptly upon the expiration of the Offer, all Shares validly tendered (and not properly withdrawn in accordance with "Section 4. Withdrawal Rights") pursuant to the Offer."

        The fourth paragraph of Section 2 on page 6 is amended and restated in its entirety to read as follows:

             "If Purchaser does not purchase any Shares pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure described in "Section 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer."

        Section 14.  Certain Conditions of the Offer.

        The following paragraph is added as the second to last paragraph of
Section 14 on page 38:

             "For the purposes of this "Section 14. Certain Conditions of the Offer," "material adverse change" means, when used in connection with the Company, any change, effect, event, occurrence or state of facts that (i) is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, (ii) materially impairs or delays the ability of the Company to perform its obligations under the Merger Agreement or (iii) prevents the consummation of any of the transactions contemplated by the Merger Agreement, except to the extent that any such change, effect, event, occurrence or state of facts results from (A) any act or omission of any party to the Merger Agreement that has been previously consented to in writing by the other parties thereto, (B) changes in the United States or global economy or securities markets in general, which changes do not affect the Company disproportionately relative to other entities operating in its industry, (C) general changes or developments in the industry in which the Company operates, which changes do not affect the Company disproportionately relative to other entities operating in its industry, or (D) the negotiation, execution and delivery of the Merger Agreement, the recommendation of the Merger Agreement by the Board of Directors, the consummation of the transactions contemplated thereby, the announcement of any of the foregoing or the actions of Thomson taken in connection therewith."

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 5 of the Schedule TO is hereby amended and supplemented to include the following additional information:

        Section 10. Background of the Offer; the Merger Agreement and Related Agreements.

        The third paragraph of Section 10 on page 15 is amended and restated in its entirety to read as follows:

             "On July 20, 2001, the Company engaged Broadview to advise management and the Board of Directors regarding an indication of interest in the Company from a third party (the "First Prospective Buyer"). During the next five and a half months, Broadview contacted four entities, including the First Prospective Buyer, regarding whether any of these parties had a potential interest in a strategic transaction with the Company. Broadview and the Company had some preliminary discussions with two of these entities, including the First Prospective Buyer. Of these two parties, only the First Prospective Buyer submitted written expressions of interest (at prices ranging from $8.00 to $8.80 per Share), which were determined by the Board of Directors to be inadequate as to price and subject to conditions that posed a significant risk to closing. Thomson and the Second Prospective Buyer (as defined below) were not among the entities contacted by Broadview during this period."

        The fifteenth paragraph of Section 10 on page 16 is amended and restated in its entirety to read as follows:

             "On December 3, 2002, the Company formally engaged Broadview to act as the Company's financial advisor in connection with evaluating the Company's strategic alternatives, including the unsolicited preliminary expressions of interest from Thomson and the Second Prospective Buyer. The terms of Broadview's engagement include the payment of fees, a significant portion of which is contingent upon completion of the Merger and dependent on the consideration payable in the Merger and the Offer.

             Subsequent to its engagement, representatives of Broadview held a telephone conference with representatives of Morgan Stanley and indicated that the previous expressions of interest by Thomson were not in a valuation range that would be considered favorably by the Company."

             The second sentence of the twentieth paragraph of Section 10 on page 17 is amended and restated in its entirety to read as follows:

             "The Board of Directors directed the Company's management to assess the interest of both parties and to continue to work with Broadview."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 7 of the Schedule TO is hereby amended and supplemented to include the following additional information:

        Section 9. Financing of the Offer and the Merger.

        Section 9 on page 15 is amended and restated in its entirety to read as follows:

             "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $125 million. Purchaser will obtain all of such funds through intercompany financing arrangements with Thomson or one or more wholly-owned subsidiaries of Thomson. Thomson and its subsidiaries will provide such funds from existing resources."

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase, dated April 11, 2003.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.**

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.**

(a)(7)         Summary Advertisement as published in The New York Times on
               April 11, 2003.**

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

(a)(9)         Press Release issued by Thomson on April 11, 2003.**

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.**

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.**

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.**

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.**

(g)            None.

(h)            None.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

-----------
 * Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2003

                                            GULF ACQUISITION CORP.


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Vice President

                                            THE THOMSON CORPORATION


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Assistant Secretary